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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                            ------------------------

                            EGREETINGS NETWORK, INC.
                            (Name of Subject Company)

                            EGREETINGS NETWORK, INC.
                        (Name of Person Filing Statement)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                    282343102
                      (CUSIP Number of Class of Securities)

                            ------------------------

                            Egreetings Network, Inc.
                                 Andrew J. Moley
                            149 New Montgomery Street
                             San Francisco, CA 94105
                                 (415) 375-4100
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                 With a copy to:

                             Kenneth Guernsey, Esq.,
                                Jamie Chung, Esq.
                               Cooley Godward LLP
                               One Maritime Plaza
                             San Francisco, CA 94111
                                 (415) 693-2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 4 (the "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on February 12, 2001, and as amended on February 26, 2001, March 2, 2001 and March 13, 2001 (the "Statement") related to the tender offer by American Pie Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of AmericanGreetings.com, Inc., a Delaware corporation ("AmericanGreetings.com"), to purchase all of the outstanding shares of the common stock, par value $0.001 per share, of Egreetings Network, Inc. ("Egreetings"), at a purchase price of $0.85 per share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Purchaser's Offer To Purchase, dated February 12, 2001 (the "Offer To Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO, filed by AmericanGreetings.com and the Purchaser with the Commission on February 12, 2001 (as amended or supplemented from time to time, the "Schedule TO"). This Amendment hereby amends and supplements Items 4, 8 and 9 of the Statement. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 4.  THE SOLICITATION OR RECOMMENDATION

         Item 4 is hereby amended and supplemented by adding thereto the following:

         The paragraph set forth below shall be added between the second and third paragraph contained in the section entitled "Background; Reasons for the Board of Directors' Recommendation - Certain Projections"

                  "THE FORECASTS PRESENTED BELOW HAVE NOT BEEN AUDITED, REVIEWED OR COMPILED BY EGREETINGS' INDEPENDENT AUDITORS, AND ACCORDINGLY EGREETINGS' INDEPENDENT AUDITORS EXPRESS NO OPINION OR ANY OTHER FORM OF ASSURANCE ON SUCH FORECASTS. THE REPORT OF INDEPENDENT AUDITORS PERTAINING TO THE FINANCIAL STATEMENTS OF EGREETINGS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000 INCORPORATED BY REFERENCE INTO THIS STATEMENT RELATES TO EGREETINGS' HISTORICAL FINANCIAL INFORMATION ONLY, AND DOES NOT EXTEND TO THE FORECASTS SET FORTH BELOW AND SHOULD NOT BE READ TO DO SO."

ITEM 8.  ADDITIONAL INFORMATION

         (b) Item 8 of the Statement is hereby amended and supplemented by adding the following thereto:

         On March 16, 2001, Egreetings filed a report on Form 8-K with the Securities and Exchange Commission attaching as Exhibit 99.2 thereto audited financials for the fiscal year of Egreetings ended December 31, 2000, together with the report by Egreetings' independent auditors thereon. Such audited financials are incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         Item 9 is hereby amended and supplemented by adding the following thereto:

(a)(7) Audited Financial Statements of Egreetings for year ended December 31, 2000, together with report of independent auditors thereon (incorporated by reference to Exhibit 99.2 to Egreetings' Current Report on Form 8-K filed on March 16, 2001).



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                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    EGREETINGS NETWORK, INC.

                                    By:      /s/ Andrew J. Moley
                                       -----------------------------------------
                                             Andrew J. Moley
                                             Chief Executive Officer
                                             and President

Dated:   March 19, 2001